AB
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09057584

UNIT.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 25 2009
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 MM/DD/YY AND ENDING 12/31/08 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUCKRAM SECURITIES LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 CEDAR SWAMP RD SUITE 4
(No. and Street)

GLEN COVE (City) NY (State) 11542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER P DEBUONO 516 759 7406
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN P COMPARATO CPA PC
(Name – *if individual, state last, first, middle name*)

PO BOX 588 (Address) STONY BROOK (City) NY (State) 11790 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER DEBUONA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUCKRAM SECURITIES LTD, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JANICE GRELLA
NOTARY PUBLIC, State of New York
No. 01GR4513186
Qualified in Nassau County
Commission Expires 10-31-2009

2/19/09

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCKRAM SECURITIES LTD

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

BUCKRAM SECURITIES LTD

INDEX
DECEMBER 31, 2008

JOHN P. COMPARATO C.P.A., P.C.

P.O. Box 588 ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.2877 Fax

Independent Auditor's Report

To the Board of Directors
Buckram Securities Ltd

We have audited the accompanying statements on financial condition of Buckram Securities Ltd as of December 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buckram Securities Ltd as of December 31, 2008, the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole of Buckram Securities Ltd. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

John P Comparato

John P. Comparato
February 12, 2009

JPC.bcd

BUCKRAM SECURITIES LTD

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 63,476
Clearing Deposits	28,993
Taxes Receivable	2,190
Commissions Receivable	15,200
Fixed Assets net of Accumulated Depreciation of $9,241	3,743
Security Deposits	3,200
Prepaid Expenses	13,692
TOTAL ASSETS	$ 130,494

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Expenses	$ 6,400
Accrued Commissions	3,500
	$ 9,900
STOCKHOLDER'S EQUITY	
Common Stock	2
Additional Paid-in Capital	210,592
Retained Earnings	< 90,000>
Total Stockholder's Equity	120,594
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 130,494**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BUCKRAM SECURITIES LTD

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUE	$ 534,220
EXPENSES	
Commissions	240,379
Professional Fees	21,750
Payroll and Payroll Taxes	154,948
Regulatory Fees and Clearing Costs	13,279
Rent Expense	18,800
Telephone	3,926
Insurance	65,764
Depreciation and Amortization	6,674
Other Expenses	7,244
TOTAL EXPENSES	532,764
NET INCOME	$ 1,456

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BUCKRAM SECURITIES LTD

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Retained Earnings <Deficit>	Additional Paid-in Capital
Balance Dec. 31, 2007	$ 2	$ < 91,456>	$ 210,592
Net Income		1,456	--
Balance Dec. 31, 2008	$ 2	$ < 90,000>	$ 210,592

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BUCKRAM SECURITIES LTD

STATEMENT OF CHANGES IN CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income <Loss>	$ 1,456
Depreciation and Amortization, Net of Additions	6,674
Increase in Clearing Deposit and Prepaid Expenses	<397>
Increase in Accounts Payable and Accrued Expenses	1,100
Increase in Fixed Assets	<295>
Decrease in Accrued Commissions	<82,000>
Increase in Prepaid Expenses	<273>
Decrease in Commission Receivable	2,500
Decrease in Taxes Receivable	15,058
NET CASH USED BY OPERATING ACTIVITIES	<56,177>
NET CASH PROVIDED BY FINANCING ACTIVITIES	--
NET DECREASE IN CASH	< 56,177>
CASH AT BEGINNING OF YEAR	119,653
CASH AT END OF YEAR	$ 63,476

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BUCKRAM SECURITIES LTD

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – NATURE OF BUSINESS AND ORGANIZATION

Buckram Securities Ltd (the "Company"), incorporated under the laws of the State of Delaware as a registered broker-dealer with the Securities and Exchange Commission. The Company is also a member of FINRA. The Company's registration became effective on October 31, 2003.

NOTE 2 – SIGNIFICANT ACCOUNTING PRINCIPLES

(a) The Company records securities transactions (and related commission revenue and expense) on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade basis.
(b) Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated using the straight line method using the lesser of the useful life or the term of the lease.
(c) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2008, the Company had a net capital of $97,769 which exceeded requirements by $92,769. The Company's net capital ratio was .101 to 1.

BUCKRAM SECURITIES LTD

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL	$ 120,594
Total Ownership Equity	
Add:	
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation on Net Capital	-
Other (Deductions) or allowable credits	-
Total Capital and Allowable Subordinated Liabilities	$ 120,594
Deductions and/or Charges:	
Non-Allowable Assets	22,825
Net Capital before Haircuts on Securities Positions	97,769
Haircuts on Securities Positions	-
Net Capital	$ 97,769
AGGREGATE INDEBTEDNESS	
Items included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	9,900
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Requirement	5,000
Excess Net Capital @ 1000%	92,769
Ratio: Aggregate Indebtedness to Net Capital	.101

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2008 Focus Part II filing.

P.O. Box 588 ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Buckram Securities Ltd

We have examined the financial statements of Buckram Securities Ltd for the year ended December 31, 2008 and have issued our report therein dated February 12, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(I1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph, In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and practices and procedures to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the Commissions above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to a future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Buckram Securities Ltd as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on this study, we believe that the Company's practices and procedures at December 31, 2008 meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

John P. Comparato

JPC.bcd

END